Filed by Silver Spike Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Silver Spike Acquisition Corp.

Commission File No. 001-39021

Date: December 10, 2020

The following is a transcript of an interview Chris Beals, the Chief Executive Officer of WM Holding Company, LLC, gave to CNBC:

PRESENTATION

Carl Quintanilla

This morning, online marijuana marketplace company, Weedmaps, announcing it will list on the NASDAQ by merging with the SPAC Silver Spike Acquisition Corp., ticker SSPK. Notably, the post-close equity value estimated around $1.5 billion. That makes it one of the largest pure play cannabis tech companies. Chris Beals is the CEO of Weedmaps and joins us this morning. Chris, congratulations. Thanks for the time, good to talk to you.

Chris Beals

Thanks for having me.

Carl Quintanilla

You know, for years we've talked about the industry buildout around cannabis. It's been about logistics, it's been about security, it's been about banking. And now we're in the software era, I guess.

Chris Beals

Yeah. You know, I think one of the things that's been really interesting about cannabis is you have this highly complex regulatory landscape. Every state, every province, has different laws, different regs. And overwhelmingly, these regs are being pushed down onto your front office workers. And so what we've done here, in addition to sort of the marketplace which we're well known for, is we've built out this WM business. So essentially, an operating system for cannabis retailers and brands where we're building compliance by design into it. Helps these businesses survive and grow, but also it gives us the requisite data that we need to make the marketplace actually convertible and transactable for consumers.

Carl Quintanilla

That's fascinating. As far as the core industry goes, I wonder whether you found this House vote on the MORE Act significant in any way, given what some believe to be a dead-end in the Senate. Or is that just one more example of two steps forward, one step back?

Chris Beals

Well, I think actually the most exciting thing was this was the most momentous election we've ever seen for cannabis, and this impacts a lot sort of our plans and sort of what we see as the forward trajectory. Obviously, with President-elect Biden coming in with a much more favorable cannabis policy. You had six ballot initiatives in five states for cannabis legalization. All of them overwhelmingly passed.

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And also a number of these states that were already open have had retail densities that are far too low to support a thriving legal market. And what we saw was a bunch of local jurisdictions move forward with saying, we're going to issue a bunch more licenses. So we expect to see the trajectory increase going forward.

I think the House vote on the MORE Act, I think is symbolic indicative of where we're going. And even while it won't pass now, I think what you're seeing is really this acceleration coming out of this last election.

David Faber

Chris, it's David Faber. You know, I'm struggling a bit to fully understand your business. So just explain to me, are you making money from the merchants, from the consumer side? You describe yourself as providing cannabis users with the discovery journey they seek. What does that mean?

Chris Beals

Yeah. So WMH is really comprised in two parts. On one part it's Weedmaps, so this is the largest proprietary marketplace for cannabis that's out there. We take over 10 million monthly active users, and these are overwhelmingly actual cannabis consumers. Over 90% of our users consume cannabis monthly, over 70% consume daily. We put them up against 18,000 business listings; that's brands, retailers, that sort of thing.

The thing that's notable is there is no normalized product inventory. There's no normalized clinical effects data on cannabis. And so what we then do is we aggregate. We integrate with almost all third-party POSs. We have our own POS solution. We integrate with a number of other third-party solutions. And then we do a bunch of things like machine learning and data normalization. We provide the actual data that enables that marketplace to be transactable. And we see almost a 15% conversion rate across our platforms.

What we've done is pair that with what was for a long time an unmet need in the industry, which is effectively a suite of software that enables these businesses to run their operations, keeping in mind that these regs require things like real-time GPS tracking of delivery fleets, things like that.

And so in terms of how we have driven our growth and sort of our reach, it's been by we effectively, for the business in a box, it's $500 a month for businesses, retailers, to have a full suite of software to run their solution. And then separately on the marketplace, we're providing the cheapest way for these retailers and for brands to reach consumers. And so there's sort of ways for them to boost their reach and engagement, and then drive conversion and sales.

David Faber

All right. So you described, I would assume, what is in some ways your competitive moat. But what stops the like of a Yelp or even a Shopify or others, a good RX even, from moving into your industry?

Chris Beals

Yeah, there's been a bit of a--I think a misconception that businesses like that haven't been trying to enter the space for some time. We've seen for a number of years now, businesses in sort of other adjacent spaces look into the cannabis space, and then I think quickly realize a couple things. One, the laws and regs are so complex in this space that you have to custom

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build everything from the ground up for the space. You know, when we deal with inventory, whether it be in the order system, POS, that generally is getting reported to a state regulator with a track and trace system.

Separately, the other thing is, you know, what we've done I think has been fairly remarkable in terms of being able to down segment and get this level of dominance with high-value cannabis consumers. It's very hard to down segment to that group because they're relatively evenly distributed across sort of normal census demographics.

But then really the other piece is it's data, data, data. We've been doing this for 12 years now, and we've sequentially been building up our data resources, integrating that data. And that in and of itself is what enables--

Morgan Brennan

So, Chris, as we come to the end of the show here quickly, what does that mean in terms of quality control on the site, whether it's the vendors, the cannabis companies themselves, or whether it's consumers that are coming to a site and doing things like writing reviews?

Chris Beals

Yeah, so we have rolled out a system where--and this is really important for us from a data normalization (INAUDIBLE). So on the review side, we've actually made it clear for people who have purchased the products, verified purchasers, you can down-filter and see the reviews who are from those people. That's whether it's on our site or we have a Shopify type e-commerce embed (PH), so we can see that for people purchasing from the third-party sites.

The other thing that's been really remarkable, and I think this is where we're trying to take the leading position, is we rolled out what we call enhanced verification where businesses, retailers, brands, to be on the platform have to go through a verification process to be listed. And to the best of my knowledge, I think we're one of the only marketplace platforms that's doing something like that, as opposed to just relying on Section 230 protections.

Carl Quintanilla

Chris, congrats again. Please come back; fascinating look at where the industry is headed. Appreciate it. Chris Beals joining us, of Weedmaps.

Chris Beals

Thank you so much.

This interview is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the “proposed business combination”) between WM Holding Company, LLC (“WMH”) and Silver Spike Acquisition Corp. (“Silver Spike”) and related transactions and for no other purpose.

Forward Looking Statements

This interview includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that

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predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and the potential success of WM's go-to-market strategy, and expectations related to the terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this interview, and on the current expectations of WM’s and Silver Spike’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of WMH and Silver Spike. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Silver Spike or WMH is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to WM; future global, regional or local economic and market conditions affecting the cannabis industry; the development, effects and enforcement of laws and regulations, including with respect to the cannabis industry; WM’s ability to successfully capitalize on new and existing cannabis markets, including its ability to successfully monetize its solutions in those markets; WM’s ability to manage future growth; WM’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform and WM’s ability to maintain and grow its two sided digital network, including its ability to acquire and retain paying customers; the effects of competition on WM’s future business; the amount of redemption requests made by Silver Spike’s public shareholders; the ability of Silver Spike or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Silver Spike’s final prospectus dated August 7, 2019, Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, in each case, under the heading “Risk Factors,” and other documents of Silver Spike filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Silver Spike nor WMH presently know or that Silver Spike and WMH currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Silver Spike’s and WM’s expectations, plans or forecasts of future events and views as of the date of this presentation. Silver Spike and WMH anticipate that subsequent events and developments will cause Silver Spike’s and WMH’s assessments to change. However, while Silver Spike and WMH may elect to update these forward-looking statements at some point in the future, Silver Spike and WMH specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Silver Spike’s and WM’s assessments as of any date subsequent to the date of this interview. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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Additional Information About the Proposed Business Combination and Where To Find It

The proposed business combination will be submitted to shareholders of Silver Spike for their consideration. Silver Spike intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Silver Spike’s shareholders in connection with Silver Spike’s solicitation for proxies for the vote by Silver Spike’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to WMH’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Silver Spike will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Silver Spike's shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Silver Spike's solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Silver Spike, WMH and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Silver Spike, without charge, at the SEC's website located at www.sec.gov or by directing a request to 660 Madison Ave Suite 1600, New York, NY 10065 or notices@silverspikecap.com.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Silver Spike, WMH and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Silver Spike’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Silver Spike’s shareholders in connection with the proposed business combination will be set forth in Silver Spike’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Silver Spike’s directors and executive officers in Silver Spike’s final prospectus dated August 7, 2019 and filed with the SEC on August 9, 2019. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

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This interview does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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